UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number 001-41749

PIXIE DUST TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

Pixie Dust Technologies, Inc.

2-2-1 Yaesu, Chuo-ku

Tokyo, 104-0028, Japan

(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. ☒ Form 20-F ☐ Form 40-F

Change of Auditor

On February 14, 2024, the Company’s Board of Directors of Pixie Dust Technologies, Inc. (the “Company”) approved the proposed appointment of Marcum Asia CPAs LLP (“Marcum Asia”) as the Company’s independent registered public accounting firm. The services previously provided by Baker Tilly US, LLP (“Baker Tilly”) are to be provided by Marcum Asia. On February 14, 2024, the Company’s Board of Directors dismissed Baker Tilly US, LLP (“Baker Tilly”) as its independent registered public accounting firm, effective immediately.

The reports of Baker Tilly on the financial statements of the Company for the fiscal years ended April 30, 2022 and 2023 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except that such reports expressed substantial doubt regarding the Company’s ability to continue as a going concern. Furthermore, during the fiscal years ended April 30, 2022 and 2023, and in the subsequent interim period through February 14, 2024, there were no disagreements with Baker Tilly on any matters of accounting principles or practices, financial statement disclosure or auditing scope and procedures which, if not resolved to the satisfaction of Baker Tilly, would have caused Baker Tilly to make reference to the subject matter of the disagreement in connection with its reports on the Company’s financial statements for such periods.

There were no reportable events (as that term is described in Item 304(a)(1)(v) of Regulation S-K) during the two fiscal years ended April 30, 2022 and 2023, or in the subsequent interim period thereafter through February 14, 2024.

The Company provided Baker Tilly with a copy of the forgoing disclosure and requested Baker Tilly to furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether or not Baker Tilly agrees with the above statements and, if not, stating the respects in which it does not agree. A copy of Baker Tilly’s letter, dated February 20, 2024, is filed as Exhibit 16.1 to this Form 6-K.

During the Company’s two most recent fiscal years and the subsequent interim period thereafter through February 20, 2024, neither the Company nor anyone acting on the Company’s behalf, consulted Marcum Asia with respect to any other matters or reportable events set forth in Item 304(a)(2)(i) or (ii) of Regulation S-K.

Exhibit Index

Exhibit No.	Document
16.1	Letter from Baker Tilly dated February 20, 2024

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PIXIE DUST TECHNOLOGIES, INC.

Date: February 20, 2024	By:	/s/ Yoichi Ochiai
	Name:	Yoichi Ochiai
	Title:	Chief Executive Officer

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